Filed by Constellation Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

PRIVATE COMPANY CHEMICALS & MATERIALS TECHNOLOGY

July 23, 2026
US Elemental, Inc.	Dmitry Silversteyn
Domestic Lithium Developer Takes Center Stage as	dmitry@watertowerresearch.com
Policy, AI, and Energy Demand Converge	330-998-9899

KEY POINTS

●	We hosted a fireside chat with incoming CEO Ian Rodger on July 16, 2026. This report contains a transcript of the conversation, which can be accessed on demand.

●	Positioning for a larger audience. Management believes the proposed NASDAQ listing represents more than a change in trading venue, it is intended to place McDermitt in front of a much broader universe of US institutional investors, strategic partners, and government-backed financing programs as the project advances toward feasibility. The transaction also creates a dedicated development platform with the flexibility to pursue future project funding independently of its Australian parent.

●	Structural tailwinds gaining momentum. The investment case for domestic lithium continues to strengthen as battery energy storage systems, AI-driven electricity demand, and grid modernization create new sources of long-term lithium consumption. At the same time, recent US policy initiatives, including the Executive Order prioritizing domestic sourcing of critical materials for defense and manufacturing supply chains, underscore growing federal commitment to expanding domestic critical minerals production and processing.

●	Funding the next phase of value creation. With the prefeasibility study complete, management intends to use proceeds from the proposed transaction to advance McDermitt into feasibility, which could become the next major catalyst in the project’s development. Feasibility studies often represent an important valuation inflection point by improving cost certainty, reducing technical risk, and providing the foundation for project financing and a future construction decision.

●	Multiple catalysts should sustain investor interest. Over the next 12-24 months, investors can expect a steady cadence of news flow, including closing of the business combination, commencement of feasibility work, metallurgical optimization, evaluation of magnesium recovery, and continued permitting progress. Successful execution should improve project visibility while expanding the universe of potential investors, and strategic and financial partners.

●	Experienced leadership helps differentiate the story. While McDermitt’s scale attracts initial attention, the experience assembled by US Elemental across mine development, permitting, project finance, and stakeholder engagement is an equally important part of the investment case. Developing a multi-decade critical minerals project requires disciplined execution over many years, making management quality a key factor in reducing project risk.

●	Development risk should not be overlooked. McDermitt remains a large-scale development project that will require successful completion of feasibility work, environmental permitting, and substantial construction financing before reaching production. Although supportive US critical minerals policies could improve the pathway, project timing and access to capital will continue to be influenced by execution, regulatory progress, and lithium market conditions.

STATISTICS

US Elemental, Inc. (proposed NASDAQ: ULIT) is a US-focused lithium development company being formed through the proposed business combination between HiTech Minerals Inc., the wholly owned US subsidiary of Jindalee Lithium Ltd. (ASX: JLL), and Constellation Acquisition Corp. I. Upon closing of the proposed transaction, the company’s flagship asset is expected to be the 100%-owned McDermitt Lithium Project, located on the Oregon-Nevada border, which hosts ~21.5 million metric tons of lithium carbonate equivalent (LCE), one of the largest lithium resources in the US, and a 2024 prefeasibility study outlining a 63-year mine life producing battery-grade lithium carbonate. US Elemental also owns the Clayton North Project in Nevada, providing additional exploration upside. The proposed transaction contemplates a $20-30MM capital raise to fund feasibility studies, infill drilling, permitting, and other development activities, while Jindalee is expected to retain a controlling ownership interest. Supported by FAST-41 designation, ongoing engagement with the US Department of Energy and other federal agencies, and growing US policy initiatives aimed at strengthening domestic critical mineral supply chains and manufacturing, US Elemental is positioning itself to become a long-term supplier of battery-grade lithium to the North American energy storage, electric vehicle, and broader electrification markets.

Key Estimated Metrics from 2024 PFS

Source: US Elemental

ABOUT THE EXECUTIVE

Ian Rodger CEO	Ian Rodger, the CEO of HiTech Minerals and Jindalee Lithium, and the incoming CEO of US Elemental, is a mining executive with over 15 years of experience in technical, corporate finance and project leadership roles across Rio Tinto, BHP Mitsubishi Alliance and OZ Minerals. He began his career as a mining engineer with Rio Tinto, working on two major greenfield mine developments, before transitioning to corporate finance at RFC Ambrian, where he held senior roles in London and Sydney. He then served as Lead Business Development for BHP Mitsubishi Alliance, the ~US$20 billion coking coal joint venture between BHP and Mitsubishi, and later as Project Director at OZ Minerals, helping to advance the West Musgrave nickel-copper project through to OZ Minerals’ A$9.6 billion acquisition by BHP.

Executive Summary

Transaction creates a dedicated US platform to advance McDermitt. US Elemental is a purpose-built, US-domiciled company created to accelerate development of the McDermitt Lithium Project while providing domestic investors with direct exposure to one of the country’s largest undeveloped lithium resources. The proposed business combination with Constellation Acquisition Corp I is intended to establish a NASDAQ-listed vehicle that can access US institutional capital, strategic industry partners, and government-backed funding opportunities that may not be as readily available through an Australian-listed parent. Jindalee Lithium (ASX: JLL; OTC: JNDAF), which discovered and advanced McDermitt through resource delineation, prefeasibility work, and key permitting milestones achieved to date, is expected to remain the controlling shareholder following the transaction, maintaining continuity while allowing US Elemental to independently fund and execute project development. Management expects the transaction to include a US$20-30 million financing to support feasibility studies, technical work, and continued project de-risking while positioning the company to pursue future financing within US capital markets.

Figure 1. US Elemental – Structure of Proposed Merger

Source: Company Presentation

McDermitt combines Tier-1 resource scale with increasing strategic importance. Management emphasized that McDermitt’s investment case extends beyond its resource size to its growing strategic importance within the US critical minerals supply chain. The project hosts ~21.5M metric tons (mt) of lithium carbonate equivalent (LCE) and a 2024 prefeasibility study (PFS) outlined a 63-year mine life capable of producing 40-50K mt/yr of battery-grade lithium carbonate with an estimated project NPV exceeding $3B. While acknowledging that resource scale alone does not create strategic value, management argued that McDermitt’s long-life and low-cost development profile aligns well with growing federal efforts to reduce US dependence on imported battery materials, particularly as China continues to dominate global lithium processing. Recent actions, including the US Defense Logistics Agency’s decision to procure domestically produced lithium for the National Defense Stockpile, further reinforce management’s view that projects capable of supplying secure domestic lithium are becoming increasingly important national assets.

Figure 2. US Elemental – McDermitt Project

Source: Company Presentation

Policy support and battery storage demand strengthen the long-term outlook. The incoming CEO of US Elemental believes the investment backdrop for domestic lithium projects has improved materially over the past year as multiple structural demand drivers converge with increasing federal support for critical mineral development. While EVs remain an important source of long-term demand growth, the company highlighted battery energy storage systems (BESS) as an increasingly important second demand pillar, driven by grid modernization and the rapid expansion of AI-related data center infrastructure. Management noted that battery storage now represents more than 30% of global lithium demand and is expected to continue expanding as utilities deploy additional storage capacity to support renewable generation and power reliability. At the same time, management views several US government initiatives, including FAST-41 designation, Department of Energy collaboration, national defense procurement, and broader critical minerals policy, as evidence that domestic lithium production has become a strategic priority extending well beyond the EV market.

Responsible development and experienced leadership reduce execution risk. Rodger stressed that successful project development requires more than favorable geology and supportive commodity markets, emphasizing early stakeholder engagement and experienced execution as key differentiators. Beyond obtaining FAST-41 designation, the company has initiated collaboration with Oregon Building and Construction Trades Council with respect to a future project labor agreement and signed a memorandum of understanding with conservation nonprofit RESOLVE to explore voluntary stewardship initiatives alongside project development. Management believes these efforts establish constructive relationships well ahead of formal permitting and should support a smoother regulatory process over time. Prospects of a successful execution are further supported by a management team with extensive experience developing large-scale mining projects at companies, including Rio Tinto, BHP, Newmont, Fortescue, and OZ Minerals, providing expertise spanning geology, engineering, project development, permitting, external affairs, and project finance.

Multiple near-term catalysts provide opportunities for continued project de-risking. Management outlined an active development schedule over the next 12-24 months, beginning with completion of the proposed NASDAQ transaction and associated financing, followed by infill drilling, metallurgical optimization, and evaluation of potential magnesium co-product recovery. Results from ongoing metallurgical work are expected to support initiation of a feasibility study targeted for 2027, while permitting activities are expected to continue in parallel. Management believes magnesium represents an attractive additional opportunity given the US’ complete reliance on imported primary magnesium and its importance to aerospace and defense applications. Looking further ahead, management reiterated its objective of advancing McDermitt toward a final investment decision over the next several years and ultimately establishing one of the country’s largest long-life domestic lithium operations, supported by a combination of strong lithium market fundamentals and constructive bipartisan policies.

Our Insights

Opportunities

Accelerating de-risking milestones. Completion of the proposed NASDAQ listing, initiation of the feasibility study, continued permitting progress, and upcoming metallurgical and infill drilling results should steadily reduce project risk while expanding the universe of institutional investors able to evaluate and invest in the company.

Strategic alignment with US critical minerals policy. McDermitt’s FAST-41 designation, Department of Energy collaboration, and growing federal focus on securing domestic battery material supply chains position US Elemental to benefit from increasing government support, strategic partnerships, and a broader pool of infrastructure-oriented capital.

Improving financing profile. Advancing technical studies, permitting, and potential magnesium co-product recovery could strengthen project economics and demonstrate execution, making the company a more attractive candidate for project-level debt financing, export credit agencies, government-backed lending programs, and strategic industry partners as development progresses.

Obstacles

Lengthy development and permitting timeline. McDermitt remains several years from a final investment decision, with feasibility studies, environmental reviews, permitting, and financing all needing to progress successfully before construction can begin. Delays in any of these workstreams could extend the development timeline and increase project costs.

Financing in a cyclical commodity market. While the proposed NASDAQ listing broadens access to US capital markets, McDermitt will ultimately require substantial construction financing. Sustained weakness in lithium prices or tighter capital markets could make equity, debt, or strategic funding more expensive or delay the company’s path to production.

EXECUTIVE DISCUSSION

Dmitry Silversteyn: Hello everyone and welcome to the Water Tower Research fireside chat. I’m your host, Dmitry Silversteyn, Managing Director of Chemicals and Materials Technology at Water Tower Research.

Today, I’m being joined by Ian Rodger, incoming Chief Executive Officer of US Elemental. The company is about to gain ownership of the McDermitt Lithium Project located in Oregon, on the border with Nevada, right next to the Lithium Americas’ Thacker Pass lithium resource. Welcome Ian and thank you for joining us today.

Ian Rodger: Thanks for having me. Excited to join you.

Dmitry Silversteyn: Before we begin, I want to remind the audience that US Elemental safe harbor statements can be found on the company website at www.uselemental.com. Also, this fireside chat may not be reproduced or a written transcript distributed without express written consent of Water Tower Research.

With that out of the way, Ian, let’s get right into this. US Elemental is pursuing a NASDAQ listing through the proposed business combination with Constellation Acquisition Corporation. How should investors think about that and what should they think about the relationship and ownership structure with Jindalee Lithium?

Ian Rodger: Good question, thanks Dmitry. US Elemental is the new NASDAQ vehicle we’re forming to bring the McDermitt Lithium Project directly to US public markets. Today, McDermitt is 100% owned by Jindalee through its subsidiary HiTech Minerals. Jindalee has spent years discovering and de-risking the McDermitt Project, including gaining FAST-41 status and a partnership with the DOE. What we’re doing now is with Constellation Acquisition Corp., which is a US-listed SPAC sponsored by Antarctica Capital, we’re taking that asset, listing it in US Elemental on NASDAQ under the ticker ULIT.

On ownership, it’s essentially a spin-out. Jindalee will retain a significant ownership of US Elemental, but US Elemental will be the US domiciled, US listed entity that will be driving the project forward and will be the avenue that we raise the capital to progress the project. As part of that same transaction, we expect to raise between $20 million and $30 million to fund the next phase of work. It gives us direct access to US institutional capital and strategic partners that are actively looking for domestic lithium resources.

Dmitry Silversteyn: Thank you, Ian. This sounds like a strategy designed to not only get you listed on the NASDAQ much quicker than you could otherwise, but to make this a company that institutional level investors can invest in from the beginning.

Ian Rodger: Absolutely.

Dmitry Silversteyn: McDermitt is one of the largest lithium resources, as you referred to a number of times when you’ve been a guest on the show before. What makes the project strategically important and how is it positioned when it comes to becoming a key supplier to the domestic battery supply chain?

Ian Rodger: McDermitt, like you mentioned, is one of the largest lithium resources in the country, 21.5 million tons of lithium carbonate equivalent, but scale doesn’t necessarily make a project strategic, timing and policy alignment do. We just saw the US Defense Logistics Agency tender up to acquiring $300 million worth of lithium. That’s a relatively modest volume in the context of the global market to start with, but that’s the federal government putting real dollars behind exactly the kind of product McDermitt is built to produce.

McDermitt has potential to produce large-scale, low-cost lithium chemicals over a very long period of time. It can help de-risk that supply chain. The context is key here when you look at, when you combine it with the fact that the US roughly imports 75% of the lithium-ion batteries, China controls about 70% of lithium processing and probably touches about 90% of lithium chemicals every year. It’s a big risk and these scale opportunities like McDermitt have the ability to make a difference as does the likes of Lithium Americas and Thacker Pass. These big projects have that de-risking potential and strategic value. As a result, it’s been no accident that McDermitt was one of that first 10 projects added to that the US government’s fast track list because of that strategic value.

Dmitry Silversteyn: It’s certainly a district scale resource that McDermitt has the potential to become, and it may be a key to standing up the domestic supply chain, both in terms of the mine and the access to lithium, but also the processing of it. Can you provide a high-level overview of McDermitt’s current stage of development? What are the key steps remaining before the project reaches a final investment decision or construction decision?

Ian Rodger: Just zooming out for a second for a bit of history, Jindalee discovered the deposit in 2018, built up this resource and has de-risked the asset, completed a prefeasibility study at the end of 2024 that outlined a 63-year life, 40,000 to 50,000 tonnes of lithium carbonate, battery-grade lithium carbonate production a year, over $3 billion NPV and IRR just under 18%. That’s very compelling project economics.

From here, the roadmap is really, in the short term, we’re about to commence this quarter an infill drill program. We’re completing some selection studies, looking at particularly magnesium, potential co-product, potential heading into a feasibility study, which is expected to kick off next year. Fast forward that there’s parallel permitting work stream through to a final investment decision in a couple of years’ time here with really the goal to have McDermitt financed, constructed in production in the early 2030s. That’s the sort of timeframe we’re operating on. That’s pretty similar playbook, I guess, to our neighbors in Thacker Pass, in the same caldera geological feature. We’re looking to progress a project of similar scale.

Dmitry Silversteyn: I understood that it certainly helps when the path has already been laid before. You have something to follow and something to measure yourself against as you progress with your project. You did mention that you were one of the first projects to get into the FAST-41 designation. You’ve also entered into collaboration with RESOLVE recently and we’re seeing the broader US critical metal policy getting to be much more supportive of these types of projects recently.

How did the FAST-41 designation, the recent RESOLVE collaboration and broader US critical metals policy by the government support the project’s permitting and responsible development pathways? You mentioned that you’ve done some work there already, but how do you feel about getting the rest of it done? Because permitting in a lot of investors’ minds, particularly in Oregon, is something that they’re concerned about.

Ian Rodger: To start with, FAST-41, that’s a federal framework designed to streamline permitting for projects of national strategic importance. It puts us on the federal permitting dashboard, which increases agency coordination and speeds up those timelines. McDermitt was one of the first 10 projects, still only one of a handful of lithium projects that are on there alongside Albemarle’s Silver Peak project, which is the only lithium mine operating currently in the US.

Beyond FAST-41, I guess you made the good point that permitting in the US is a key question for these domestic projects. Is there a pathway to getting permitted? Our team has been in and around some of the largest projects developed globally over the last decade or so. We’ve really taken a proactive approach to social license. Earlier this year, we signed a letter of understanding with Oregon Building and Trades Union toward a future Project Labor Agreement. That’s a really strategic beginning of relationship to establish a long-term workforce, skilled workforce that’s required to develop the project.

In June this year, we signed an MoU with RESOLVE. It’s a respected conservation non-profit to explore voluntary stewardship area within the region tied to McDermitt’s project development milestone. Neither are binding yet, but why are these important? This is the first step to proactive engagement with a broad range of stakeholders that will really matter once we get into more formal permitting process down the line on the back of the feasibility study, et cetera. I think we’re really well positioned for that. There’s a lot of excitement around the project.

Then in terms of more broadly on the US policy, we think the backdrop remains very positive for responsible domestic lithium development with the battery metals increasingly coming up the priority list in terms of the federal government and just more broadly it’s seen as essential to winning the AI race, et cetera, and seeing a lot more focus on battery metals as we can move forward.

Dmitry Silversteyn: Certainly getting off on the right foot with local communities and other stakeholders is a good sign and hopefully will smooth your path through the regulatory and permitting process. Lithium prices have been on a roller-coaster ride to put it mildly the last three to four years. We’re seeing continuing growth in battery energy storage and electrification on the demand side and domestic critical metal supply initiatives across a number of vectors on the supply side. Why do you believe now is the right time to advance the project like McDermitt?

Ian Rodger: Well, I think we’re at a really exciting inflection point in the lithium market. We’ve now got two robust demand drivers, both in terms of electric vehicles, which is very strong growth, particularly outside the US, there’s Chinese production in particular of EVs growing very rapidly. But from the US perspective and equally from a global perspective, battery energy storage has really surprised the market starting the tail end of last year as a second durable pillar of lithium demand, battery energy storage or BESS lithium demand is predicted to grow 55-60% this year and energy storage portion of lithium demand has grown from 13% a couple of years ago to over 30% in a rapidly growing market. Really that’s been driven by multiple different angles and the US has been the second biggest deployer of battery energy storage systems behind China. That’s really been underpinned by, or the incremental demand driven by the AI infrastructure rollout, clearly there’s in the order of $500 billion of capex being spent over the next little period here for AI infrastructure.

What does that mean for lithium demand? There’s a backup system, but really it’s low growth in the system and there’s a range of battery energy storage applications in terms of peaking, et cetera. If you look at the capacity additions in the US grid, solar and batteries have been the biggest capacity additions last year. Really this AI story is fundamentally linked to batteries and lithium demand in the US. If you have a look at, say, the US, battery manufacturing capacity is about 200 gigawatt hours of battery manufacturing in the US, which equates to about 170,000-180,000 tonnes of lithium a year. Currently, they produce about five or something of that nature. There’s a huge disconnect there and linked to basically America winning the AI race. I think that’s slowly coming to the fore, it’s been one of these stories that people haven’t really got the linkages on.

Then really what we’re seeing the supply side has really failed to move. We’ve come from a period of really two years of underinvestment on the supply side. We see really encouraging demand growth a lagged supply response. It’s really a timely position to take forward what is very large and strategic lithium asset. I think, like I mentioned earlier, we’re starting to see, particularly the US government recognize that we’re seeing procurement for the national defense stockpile of lithium for the first time. That just points to how important that is from a range of applications, including defense. I mean, your colleagues on Wall Street are starting to pay attention as well. Dmitry, you have a look at the position of some of these banks two years ago, lithium was going to be in a deficit for the rest of the decade. Now, we’ve seen basically most big banks turn constructive on the sector. UBS is calling it the third lithium super cycle. J.P. Morgan, Morgan Stanley, both flagged looming supply deficits. We’ve really seen this shift. In our view, we’re just entering a period here where we’re at the foothills of a multi-year environment for lithium.

Dmitry Silversteyn: I don’t mind the US losing the EV race to China, but I certainly don’t want it to lose the AI race. Battery storage seems to be the near-term solution to making sure we have the power to run these AI centers and data banks.

Ian Rodger: Yes, that’s 100% true. A lot of the other power sources required are longer data with nuclear, et cetera. Also there’s a shortage of gas turbines, et cetera, which is why the battery energy storage part of the equation is going to be really key to winning.

Dmitry Silversteyn: Excellent. Execution along multiple pathways is one of the most critical determinants, if you will, of projects and company success. You have to do everything simultaneously. There’s really no time to do everything sequentially. What experience has the US Elemental team assembled and why is the right group to advance the project of the size and scale of McDermitt?

Ian Rodger: We’ve assembled a relatively small but very experienced team to date. Like I mentioned at the top, we see experience across some of the largest mining projects globally. I spent my career at Rio Tinto, BHP, and OZ Minerals. Most recently as Project Director of West Musgrave Provence, which is a large nickel-copper project in Western Australia. I also have experience in investment merchant banking, having worked for a group called RFC Ambrian.

If you look through our team, Lindsay Dudfield, he’s a key part of the executive team. The geological architect of McDermitt brings over 40 years of experience from an exploration context with the likes of Amoco and Exxon’s mineral divisions.

We’ve also added Matt Haas in the US who leads our work over there as our VP of Studies and Development. He cut his teeth as a mining engineer in Nevada for Newmont but has worked across some of the largest projects globally, particularly with a focus on Africa and the Middle East.

Todd Clewett, who is our Senior Advisor at External Affairs, again, has experience working across large projects in Central America and Asia, with Senior Global External Affairs roles at Newmont, Fortescue, and Rio Tinto.

Tristan Garthe, our CFO, rounds it out with a strong track record in project finance. For a project that’s entering a really critical phase, we think we’ve got a really strong foundation in terms of a management team that’s required to underpin a large-scale development.

As you highlighted, being able to progress a project through study phases, permitting, and then into financing seamlessly, we think we’ve got the right team to be able to take the project forward.

Dmitry Silversteyn: It does sound like it, Ian. I’m impressed by the pedigree of yourself and your executives that you put together for a company this young. Let’s take a higher-level view and summarize some of the discussion points we’ve talked about here, Ian. What are the key technical permitting and corporate milestones that investors and stakeholders should watch for over the next, let’s say, 12 to 24 months? How should they measure the company’s progress since it’s going to be a while before you get into construction?

Ian Rodger: Absolutely. Just to recap, the PFS was completed in 2024. Since then, they’ve been focused on getting through a key permitting milestone, which we got through at the end of last year, end of 2025. Around the same time, we entered this cooperative research and development agreement with the DOE out of the FAST-41, as we touched on. While I’m mentioning that, that’s the lead into the feasibility study. We’re aiming to commence the feasibility study in 2027. But ahead of that, we’ve got a really busy six-month period, both from a corporate point of view. We’re focused on closing this transaction to list US Elemental, close the business combination with Constellation. That’s expected to deliver the funding required for that feasibility study, work program, et cetera. But we’re not just resting on our laurels here.

The next six months, there’s a whole lot of activity expected to happen on the ground. Excitingly, we’re looking at magnesium co-product potential. The US produces zero magnesium. They’ve shut down their own magnesium metal production. It’s a very high-risk critical mineral for the US that goes into a range of aerospace defense applications. We’re looking at the potential to produce a precursor product for magnesium metal production. They’re running a number of test work streams over the next, well, actually, we’re expecting initial results out this quarter. We’re about to kick off this quarter, we’re about to kick off an infill drill program, again, which will be the leading edge of the work required as part of the feasibility study. There’s a bunch of work in the near term. Then, we’ll aim to close this transaction in the second half of this year, and then roll into a feasibility study, which currently we’re aiming to complete by the end of 2027. Then fast forward, there’ll be some permitting work streams, et cetera, post that, as I sort of outlined in terms of the broad strokes of the project development timeframe.

Dmitry Silversteyn: Understood. Sounds like you’re going to be quite busy over the next six-plus months. Let’s hope everything happens on the timetable that you’ve laid out. It’s a very aggressive one, but certainly doable.

Before I let you go, as people evaluate US Elemental for the first time, what is the one message you would like them to take away from the company, about the company, and its long-term opportunity?

Ian Rodger: Look, if there’s one thing, Dmitry, I want investors to take away is this: McDermitt is a Tier 1, multi-decade American lithium asset. It’s backed by a federal permitting priority and DOE partnership, as I mentioned. We’re moving on to the NASDAQ at a pro forma valuation, which implies pretty steep discount to the project NPV. We think that’s a really strong base to progress the project. As I mentioned, the listing is expected to deliver a funded platform to fund a range of de-risking milestones over the next 12 to 24 months, which will expect it to create a big value uplift for the company once it’s public. It’s not a story that depends on one catalyst. It’s supported by this accelerating battery storage boom, clearly assisted by this AI build out, and now direct US government procurement we’ve seen in the last little while here. All pointing the same direction at the same time, and we’re really excited to take the project public in the US.

Dmitry Silversteyn: Thank you for that, Ian.

To learn more about the company, please visit its website www.uselemental.com. Please note that the views expressed on this fireside chat may not necessarily reflect views of Water Tower Research LLC and are provided for informational purposes only. This fireside chat may not be distributed or reproduced without the written consent of Water Tower Research and should not be considered research nor a recommendation.

WTR is an investor engagement firm, not a licensed broker, broker dealer, market maker, investment bank, underwriter, or investment advisor. Additional disclaimers can be found at www.watertowerresearch.com.

ABOUT THE ANALYST

Dmitry Silversteyn

Managing Director – Chemicals & Materials Technology

Prior to joining Water Tower Research, Dmitry Silversteyn built a strong sell-side franchise on Wall Street as an equity research analyst focusing on the specialty chemicals and materials industries.

Over his 20-plus-year career, Dmitry was the senior analyst at Buckingham Research, Longbow Research, where he was a founding member, and FTN Securities. Dmitry began his career in finance at Lehman Brothers, Salomon Smith Barney, and First Analysis where he was also involved in investment banking and venture capital activities. Dmitry has received several industry recognitions including being ranked “#2” stock picker in chemicals by Reuters and StarMine and “#2” stock analyst in chemicals by the Wall Street Journal Best on the Street survey.

Earlier in his career, Dmitry was a process and project engineer and manager at firms in the water treatment, battery manufacture and fluid handling industries and was an early user of six-sigma programs.

Dmitry holds a BS in Chemical Engineering from Illinois Institute of Technology and an MS in Finance from the ITT Stuart School of Business.

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FORWARD-LOOKING STATEMENTS

Certain statements included in this communication are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee Lithium Limited (“Jindalee”), expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the proposed business combination between HiTech Minerals Inc. (“HiTech”), Constellation Acquisition Corp I (“CSTA”) and US Elemental Inc. (the “PubCo”) (the “Business Combination”) and the projected future financial and operational performance of PubCo following the Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Business Combination; (4) the anticipated capitalization and enterprise value of PubCo following the consummation of the Business Combination; (5) statements regarding PubCo’s operations following the Business Combination; (6) the amount of redemption requests made by CSTA’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of PubCo or HiTech, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of PubCo or CSTA to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Contracting Parties (as defined below); (11) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Business Combination; (13) the risk that the Business Combination disrupts current plans and operations of CSTA, PubCo or HiTech; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Business Combination and the ability of the parties to successfully consummate the Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in those set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement and CSTA’s Annual Report on Form 10-K for the year ended December 31, 2025, and in those other documents that CSTA has filed, or that PubCo and CSTA will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of this communication. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Business Combination, CSTA, Jindalee, PubCo and HiTech (together, the “Contracting Parties”) are preparing a Registration Statement on Form S-4 (the “Registration Statement”) filed with the SEC by PubCo and HiTech, which includes a proxy statement to be distributed to CSTA’s shareholders in connection with CSTA’s solicitation for proxies for the vote by CSTA’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of PubCo or CSTA in connection with the completion of the Business Combination. After the Registration Statement has been declared effective, CSTA will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Business Combination. CSTA’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with CSTA’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about the Contracting Parties and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CSTA and PubCo, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This communication is not a substitute for the Registration Statement or for any other document that CSTA and/or PubCo may file with the SEC in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PARTICIPANTS IN THE SOLICITATION

CSTA, Jindalee and PubCo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of CSTA’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding CSTA’s directors and executive officers in CSTA’s filings with the SEC, including the Registration Statement and the other documents filed by CSTA or PubCo with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CSTA’s shareholders in connection with the Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of CSTA’s shareholders generally, are set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

NO OFFER OR SOLICITATION

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.